Exhibit 99 (e)(6)

October 23, 2007

Teradyne, Inc.

600 Riverpark Drive

North Reading, MA 01864

Nextest Systems Corporation

1901 Monterey Road

San Jose, CA 95112

Re: Confidentiality Agreement

Ladies and Gentlemen:

Nextest Systems Corporation (the “Company”) has engaged Merrill Lynch & Co to advise the Company with respect to a possible transaction (a “Transaction”) between Teradyne, Inc. (“Teradyne”) and the Company. In order to evaluate such Transaction, each company expects to make available to the other certain nonpublic information concerning their respective businesses, financial condition, operations, assets and liabilities. Each of Teradyne and the Company agrees that any Evaluation Information (as defined below) furnished by the other company shall be governed by the following terms and conditions. The party receiving such Evaluation Information shall be deemed to be the “Receiving Company” and the party furnishing such Evaluation Information shall be deemed to be “Disclosing Company” for the purposes of this Confidentiality Agreement (this “Agreement”). Evaluation Information (as defined below) may be disclosed under this Agreement between the date set forth above and the earlier of the (a) the first anniversary of such date or (b) the date on which the parties agree that they do not, or either party on its own decides and so notifies the other party in writing that it does not, desire to proceed with a Transaction (the “Disclosure Period.”)

1. For the purpose of this Agreement, the term “Evaluation Information” shall mean any financial, technical, commercial or other information, verbal, visual or written, disclosed to the Receiving Company or any of its directors, officers, employees, advisors or representatives (collectively referred to as Representatives”) on or after the date hereof and in accordance with this Agreement by the Disclosing Company that was originated by the Disclosing Company or their Representatives and relates to the Disclosing Company’s business and affairs (including information concerning any business or assets of any third party), and is not generally available to others. Evaluation Information shall not include any information which (a) is already known to the Receiving Company; (b) the Receiving Company can demonstrate was independently developed by the Receiving Company; (c) is now or hereafter becomes available to the public other than as a consequence of a breach of obligations under this Agreement; (d) is or becomes available to the Receiving Company on a nonconfidential basis from a source (other than the Disclosing Company) which, to the best of the Receiving Company’s knowledge after due inquiry, is not prohibited from disclosing such information to the Receiving Company by a legal, contractual or fiduciary obligation to the Disclosing Company; or (e) is disclosed by the Disclosing Company to a third party without similar confidentiality obligations.

2. All Evaluation Information will be used solely for the purpose of evaluating a Transaction between the Disclosing Company and the Receiving Company and all Evaluation Information will be kept strictly confidential by the Receiving Company and its Representatives to whom disclosure is necessary for evaluating a Transaction, it being understood that these Representatives will be informed of the confidential nature of the Evaluation Information and will agree to keep such Evaluation Information confidential in accordance with the terms of this Agreement. The Receiving Company will cause its Representatives to observe the terms of this Agreement, and the Receiving Company will be responsible for any breach of this Agreement by any of its Representatives. Except as described in paragraphs 3 and 4 below and for Evaluation Information constituting trade secrets, the confidentiality obligation of the Receiving Party and its Representatives described here shall expire two (2) years after the expiration or earlier termination of the Disclosure Period. The confidentiality obligation for Evaluation Information that constitutes a trade secret (which the Disclosing Company shall identify and mark as such at the time of disclosure) shall continue until such Information is no longer a trade secret.

3. Except as may be otherwise contemplated by paragraph 4 below, without the prior written consent of both the Company and Teradyne, neither the Company nor Teradyne will, and each of the Company and Teradyne will direct its Representatives not to, for a period of two years from the date of this Agreement, disclose to any person either the fact that any investigations, discussions or negotiations are taking or have taken place regarding a Transaction or that either party has requested or received Evaluation Information from the other party, or any of the terms, conditions or other facts with respect to any proposed Transaction, including the status thereof or make any public statement concerning a proposed Transaction. For purposes of this Agreement, the information described in this paragraph 3 shall be deemed to be “Evaluation Information.”

4. In the event that the Receiving Company or any of its Representatives becomes legally compelled (by deposition, interrogatory, request for documents, subpoena, civil investigation demand, other demand or request by governmental agency or the application of statutes, rules and regulations under the Federal securities laws or similar process) to disclose any of the Evaluation Information, the Receiving Company shall provide the Disclosing Company with prompt prior written notice of such requirement prior to such disclosure so that the Disclosing Company may seek an appropriate protective order or other remedy or waive compliance with the terms of this Agreement . In the event that a protective order or other remedy is not obtained, or that the Disclosing Company waives compliance with the relevant provisions hereof, the Receiving Company or its Representatives, to whom the request is made, agrees to furnish only that portion of the Evaluation Information which the Receiving Company (in the opinion of the Receiving Company’s counsel) is legally required to furnish and upon the Disclosing Company’s request, to exercise commercially reasonable efforts to obtain assurances that confidential treatment will be accorded such Evaluation Information

5. Each party agrees to be responsible for enforcing the confidentiality of the Evaluation Information and to take such action, legal or otherwise, to the extent reasonable necessary to prevent disclosure by any such party’s Representatives of the Evaluation Information.

6. If the Disclosing Company so requests at any time or if a Transaction is not consummated within two years of the date of this Agreement and the Disclosing Company so requests at such time, the Receiving Company will promptly return to the Disclosing Company all copies of the Evaluation Information in its possession or in the possession of its Representatives which consists of written or visual material, and the Receiving Company will destroy all copies of any analysis, compilations, studies or other documents prepared by the Receiving Company or for the Receiving Company’s use containing any Evaluation Information; provided, however, that each party may keep one copy of the other party’s Evaluation Materials in the archives of its own legal department. Notwithstanding the return or destruction of the Evaluation Information, each party and its Representatives will continue to be bound by its obligations of confidentiality and other obligations hereunder.

7. For a period of one year from the date of this Agreement, neither Teradyne nor the Company will solicit for employment any employee of the other party with whom it has had contact or who became known to it solely in connection with its consideration of a Transaction or who is directly involved in the discussions concerning the possible Transaction; provided, however, that the foregoing provision will not prohibit a general, non-targeted solicitation of employment in the ordinary course of business (such as but not limited to non-directed newspaper or internet help wanted advertisements and search firm engagements) or prevent either party from employing any employee who contacts such party at his or her own initiative without any direct or indirect solicitation by or encouragement from such party.

8. Both Teradyne and the Company agree, that commencing with the date hereof and ending on the earlier of (a) the one year anniversary of date hereof and (b) the occurrence of a Significant Event (as defined below), neither Teradyne nor the Company will, without the prior written consent of the other party or the other party’s Board of Directors: (i) acquire, offer to acquire, or agree to acquire, directly or indirectly, by purchase or otherwise, any Voting Securities (as defined below) or direct or indirect rights to acquire any Voting Securities of the other party or any subsidiary thereof, or any successor corporation; (ii) make, or in any way participate in, directly or indirectly any “solicitation” of “proxies” (as such terms are used in the Rules of the Securities Exchange Commission) to vote, or seek to advise or influence any person or entity with respect to the voting of, any Voting Securities of the other party; (iii) make any public announcement with respect to, or submit a proposal for, or offer to acquire by purchase or otherwise any Voting Securities of the other party; (iv) form, join or in any way participate in a “group” (as defined in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended) in connection with any of the foregoing; (v) request the other party or any of the other party’s Representatives to amend or waive any provisions of this paragraph 8 in a manner that would require public disclosure of such request; or (vi) take any action that could reasonably be expected to require the other party to make a public announcement regarding the possibility of any of the events described in sub-clauses (i) through (v).

For purposes of this Agreement, a “Significant Event” shall mean, with respect to each of the parties hereto, any of (A) the acquisition by any person or 13D Group (as defined below) of beneficial ownership of Voting Securities of such party representing 20% or more of the then outstanding Voting Securities of such party; (B) the announcement or commencement by any person or 13D Group of a tender or exchange offer to acquire Voting Securities of such party which, if successful, would result in such person or 13D Group owning, when combined with any other Voting Securities of such party owned by such person or 13D Group, 20% or more of the then outstanding Voting Securities of such party; or (C) the entry into by such party, or determination by such party to seek to enter into, of any merger, sale or other business combination transaction pursuant to which the outstanding shares of common stock of such party would be converted into cash or securities of any other person or 13D Group or 50% or more of the then outstanding shares of common stock of such party would be owned by persons other than the then current holders of shares of common stock of such party, or which would result in all or a substantial portion of such party’s assets being sold to any person or 13D Group. “13D Group” shall mean with respect to the Voting Securities of each party hereto, any group of persons formed for the purpose of acquiring, holding, voting or disposing of such Voting Securities which would require under Section 13(d) of the Exchange Act and the rules and regulations thereunder the filing of a Schedule 13D with the Securities and Exchange Commission as a “person” within the meaning of Section 13(d)(3) of the Exchange Act if such group beneficially owned Voting Securities representing more than 5% of the total combined voting power of all such Voting Securities then outstanding. “Voting Securities” shall mean, with respect to each party hereto, at any time shares of any class or capital stock of such party which are then entitled to vote generally in the election of directors; provided that for purposes of this definition any securities which at such time are convertible or exchangeable into or exercisable for shares of common stock of such party shall be deemed to have been converted, exchanged or exercised.

9. No license, right, or covenant, express or implied, is granted or transferred by disclosure of the Evaluation Materials. Neither party acquires any intellectual property rights under this Agreement except the limited rights necessary to carry out the purpose of the Agreement, as specified herein. This Agreement imposes no obligation on either party to purchase, sell, license, transfer or otherwise dispose of any technology, products or services.

10. Each of the parties hereto agrees to exercise the same degree of diligence to avoid disclosure or dissemination to third parties of Evaluation Materials received hereunder as the Receiving Company exercises with respect to its own information which the Receiving Company desires to keep confidential and in no event shall such diligence be less than a reasonably prudent person would exercise in similar circumstances.

11. Each party warrants that it has the right to make the disclosures under this Agreement. Although each party has endeavored to include in the Evaluation Information such information known to it which it believes to be relevant for the purpose of the other party’s evaluation, each party understands and agrees that neither the other party nor any of the other party’s Representatives (i) has made or is making any representation or warranty, expressed or implied, as to the accuracy or completeness of the Evaluation Information or (ii) shall have any liability whatsoever to the other party or any of the other party’s Representatives relating to or resulting from the use of the Evaluation Information or any errors therein or omissions therefrom unless and until a definitive agreement between the parties is executed and delivered containing specific terms relating thereto, other than to the matters specifically agreed to herein.

12. The validity and interpretation of this Agreement shall be governed by the laws of the State of New York, without regard to choice of law provisions. The parties hereby submit to the non-exclusive jurisdiction of the courts of California and Massachusetts in any action or proceeding arising hereunder.

13. It is understood and agreed that money damages may not be a sufficient remedy for any breach of this Agreement and that either party shall be entitled to seek specific performance as a remedy for any such breach by the other party. Such remedy shall not be deemed to be the exclusive remedy for breach of this Agreement but shall be in addition to all other remedies available at law or equity.

14. This Agreement contains the entire agreement between Teradyne and the Company concerning the confidentiality of the Evaluation Information, and no modifications of this Agreement or waiver of the terms and conditions hereof will be binding upon either party, unless approved in writing by each of Teradyne and the Company.

15. The invalidity or enforceability of any provision of this Agreement shall not affect the validity or enforceability of any other provision of the Agreement.

16. Both Teradyne and the Company agree that unless and until a definitive agreement between such parties with respect to a Transaction has been executed and delivered, neither Teradyne nor the Company will be under any legal obligation of any kind whatsoever with respect to such a Transaction by virtue of this or any written or oral expression with respect to such a Transaction by it or any of its Representatives except, in the case of this letter, for the matters specifically agreed to herein.

Please sign and return this letter acknowledging your agreement with its terms and conditions.

TERADYNE, INC.		NEXTEST SYSTEMS CORPORATION

By:	/s/ Gregory R. Beecher	By:	/s/ Tim F. Moriarty
Name:	Gregory R. Beecher	Name:	Tim F. Moriarty
Title:	V.P. & C.F.O.	Title:	President

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